EXHIBIT 99.6

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Media Release

Fatal incident at Simandou project
23 August 2025

LONDON--(BUSINESS WIRE)-- Rio Tinto deeply regrets to announce that an employee of a contracting company has died following an incident at the SimFer mine site in Nzérékoré, Guinea on Friday 22 August.

Rio Tinto Chief Executive Jakob Stausholm said: “We extend our deepest condolences to the family, friends and colleagues impacted by this tragic event as well as the wider community. We will offer all the support we can at this very difficult time and a thorough investigation will take place together with the relevant authorities to establish the causes of this tragic incident.”

Incoming Chief Executive Simon Trott said: “At Rio Tinto, the safety of every member of the workforce is our main priority. It is devastating to lose a colleague in this way and I will be traveling to Guinea to spend time with our team there. We will continue to do everything we can to ensure the safest possible work environment where everyone goes home safely to their family after every shift.”

All activity at the SimFer mine site is currently suspended and support is in place for colleagues impacted by this event.

Media Release

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